                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    SCHEDULE 13D
                                 (Amendment No. 2)

                     Under the Securities Exchange Act of 1934


                             BLUE DIAMOND COAL COMPANY
-------------------------------------------------------------------------------
                                 (Name of Issuer)

                                   COMMON STOCK
-------------------------------------------------------------------------------
                           (Title of Class of Securities)


                                    095383 10 5
-------------------------------------------------------------------------------
                                    (CUSIP No.)






                                 December 17, 1997
-------------------------------------------------------------------------------
              (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )

Check the following box if a fee is being paid with this Statement: ( )

ITEM 4. PURPOSE OF TRANSACTION.

     Holdings has entered into a Proxy and Option Agreement (the "Option Agreement") dated as of December 15, 1997 between Holdings and James River Coal Company ("James River"), pursuant to which Holdings, among other matters, has granted James River an option to acquire the 470,240 shares of Common Stock of Issuer owned of record and beneficially by Holdings (the "Option"). The Option will expire unless exercised on or before February 13, 1997. Upon exercise of the Option, Holdings will be entitled to receive $60.413 per share of common stock of Issuer plus a contingent right to receive additional consideration if certain legislative changes occur that reduce Issuer's liability under the Coal Industry Retiree Health Benefit Act of 1992.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As of December 15, 1997, Holdings beneficially owns an aggregate of 470,240 shares of common stock of Issuer representing 50.3% of the common stock of Issuer shown as outstanding in Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1997. As of such date, Holdings also may be deemed to beneficially own an additional 2,200 shares of common stock of Issuer owned of record by one of its partners, J. Leo Hamilton.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to the Option Agreement discussed in Item 4 of this Amendment No. 2 to this Statement, a copy of which is filed herewith as
Exhibit 1. Under the Option Agreement, Holdings has agreed to vote its shares of common stock of Issuer in favor of any merger transaction between Issuer and James River that provides to all shareholders of Issuer the same per share consideration that is payable to Holdings upon the exercise of the Option by James River (the "Merger"). Holdings has also agreed to vote against certain corporate transactions or actions that might impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Option Agreement or any merger agreement that might be entered into between Issuer and James River with respect to the Merger.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Proxy and Option Agreement dated as of December 15, 1997 between Hamilton Holdings, Ltd. and James River Coal Company.


                                 SIGNATURE

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

                                               HAMILTON HOLDINGS, LTD.

                                               By: TYE FORK COAL COMPANY,
                                                   General Partner

Date: December 17, 1997                            By: /s/ Thomas R. Hamilton
                                                 ------------------------------
                                                    Thomas R. Hamilton,
                                                    President